Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

November 18, 2009

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd.

Form 20-F for the fiscal year ended March 31, 2009

File No. 1-7628

Dear Ms. Cvrkel:

On November 16, 2009, we received the staff’s comment letter dated November 5, 2009, relating to our annual report on Form 20-F for the fiscal year ended March 31, 2009, and our response letter dated October 6, 2009.

After reviewing the comment set forth in the November 5, 2009 letter with our independent accountants, we have determined that we would not be able to respond within 10 business days from the date of the letter (November 5, 2009) as requested by the staff. We believe that we can provide a complete response to the staff’s comment by December 8, 2009, and respectfully request that you permit us to submit our response by that date.

We also respectfully request that the staff copy all future correspondence to us to 2-1-1 Minami-Aoyama, Minato-ku, Tokyo 107-8556, Japan, Honda Motor Co., Ltd. Consolidation Accounting Division, Fax no. 81-3-5412-1128.

Should you have any questions or wish to discuss the foregoing, please contact Masafumi Suzuki, Consolidation Accounting Manager. We very much appreciate your kind understanding and cooperation in this matter.

Very truly yours,

/s/ Kunio Endo
Kunio Endo
General Manager of Accounting Division

cc:	Heather Clark
Claire Erlanger
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Gwen Snorteland
(Sullivan & Cromwell LLP)